Mail Stop 4720

October 9, 2009

Mr. Paul Zuromski
Chairman & President
Galea Life Sciences, Inc.
10151 University Blvd., Suite 508
Orlando, Florida 32817

> **Re:** **Galea Life Sciences, Inc.**
> **Registration Statement on Form 10**
> **Filed September 29, 2009**
> **File No. 000-15076**

Dear Mr. Zuromski:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in several material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, we note the following specific deficiencies:

- You have not filed interim financial statements for the three months and six months ended April 30, 2009. You will need to amend your disclosure to include all of the information required by Regulation S-X, including any financial information required by Article 8 thereof.

- You have not filed an updated letter of consent from the company's auditors, David A. Aronson, CPA, P.A.

For these reasons, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.

We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

You may contact Staci Shannon at (202) 551-3374 or Mary Mast at (202) 551-3613 if you have questions regarding accounting matters. Please contact Bryan Pitko at (202) 551-3203 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director